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SEC FILE NUMBER
8- 26030

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECUREVEST FINANCIAL GROUP, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

355 MADISON AVENUE, SUITE 100
(No. and Street)

MORRISTOWN	NJ	07960
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN ZUCKER — 732-536-4646
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

406 LIPPINCOTT DRIVE	MARLTON	NJ	08053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SEC Mail Processing Section
MAR 01 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, August Cellitti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Securevest Financial Group., Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

Stephanie C. Theado
Notary Public
State of New Jersey
My Commission Expires 08-04-2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECUREVEST FINANCIAL GROUP, INC.

TABLE OF CONTENTS

FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Securevest Financial Group, Inc.

We have audited the accompanying statement of financial condition of Securevest Financial Group, Inc. as of December 31, 2009, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securevest Financial Group, Inc. as of December 31, 2009 and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

February 26, 2010

406 LIPPINCOTT DRIVE, SUITE J, MARLTON, NJ 08053 T 856.355.5900 F 856.396.0022 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

SECUREVEST FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS		
Cash and cash equivalents	$	2,654,461
Prepaid expenses and other assets		47,989
Securities owned, at market value		3,492,348
Property and equipment, net		128,540
Accrued interest receivable		52,583
Due from affiliates		6,662
Security deposit		57,913
	$	6,440,496
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued expenses	$	186,378
Commissions payable		2,062,337
Short sales, at market value		481,950
		2,730,665
Stockholder's equity		
Common stock, no stated value - 300,000 shares authorized and 180,000 shares issued and outstanding		59,667
Additional paid-in capital		1,235,245
Retained earnings		2,414,919
		3,709,831
	$	6,440,496

See notes to financial statements.

SECUREVEST FINANCIAL GROUP, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2009

Revenues	
Trading income	$ 29,262,146
Dividend and interest income	367,023
Other	978
	29,630,147
Expenses	
Compensation	22,786,910
Payroll administration	436,498
Clearing and related costs	260,038
Insurance	160,632
Interest expense	202,350
Rent	243,913
Office expense	165,157
Professional fees	99,833
Registration and licenses	60,282
Telephone	93,179
Travel and entertainment	274,165
Quotes and market information	497,719
Other expenses	102,524
	25,383,200
Net income	$ 4,246,947

See notes to financial statements.

SECUREVEST FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2009

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance, January 1, 2009	180,000	$ 59,667	$ 1,235,245	$ 535,467	$ 1,830,379
Distributions	-	-		(2,367,495)	(2,367,495)
Net Income	-	-	-	4,246,947	4,246,947
Balance, December 31, 2009	180,000	$ 59,667	$ 1,235,245	$ 2,414,919	$ 3,709,831

See notes to financial statements.

SECUREVEST FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities	
Net income	$ 4,246,947
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	14,376
Changes in assets and liabilities	
Prepaid expenses and other assets	30,602
Securities owned	(2,632,970)
Accrued interest receivable	(52,583)
Due from affiliates	(100)
Security deposit	(39,358)
Accrued expenses	(144,146)
Commissions payable	630,003
Short sales	404,579
Net cash provided by operating activities	2,457,350
Cash flows from investing activities	
Proceeds from notes receivable	25,000
Acquisition of property and equipment	(118,307)
Net cash used in investing activities	(93,307)
Cash flows from financing activities	
Distributions	(2,367,495)
Net decrease in cash and cash equivalents	(3,452)
Cash and cash equivalents, beginning of year	2,657,913
Cash and cash equivalents, end of year	$ 2,654,461
Supplemental cash flow disclosures	
Interest paid	$ 202,350

See notes to financial statements.

SECUREVEST FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Securevest Financial Group, Inc. ("Company") is a registered broker-dealer under the provisions of the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation.

The Company was incorporated in the state of Illinois on March 16, 1981. The Company filed Articles of Amendment to change its name to Securevest Financial Group, Inc. with the state of Illinois on December 26, 2007. Securevest Financial Group, Inc. is a wholly owned subsidiary of Argentis Holdings, LLC.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include highly liquid investments with an original maturity of three months or less when purchased.

Concentration of Credit Risk for Cash
The Company maintains its cash balances at two financial institutions. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Securities Transactions
Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for short sales at the close of business.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation and Amortization
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets

Income Taxes
The Company is not a taxpaying entity for Federal and state income tax purposes and, accordingly, no provision has been made for such income taxes. The stockholder's allocable share of the Company's income or loss is reportable in its income tax returns.

The Company is no longer subject to examination by Federal and state taxing authorities for years prior to 2006.

Trading Securities
Security positions resulting from proprietary trading are reported at current market and fair values, and unrealized gains or losses resulting from marking these to the market or fair value are included in profit or loss.

Subsequent Events
These financial statements were approved by management and available for issuance on February 26, 2010. Management has evaluated subsequent events through this date.

Fair Value Measurements
The Company values its securities positions in accordance with U.S. generally accepted accounting principles. Due to the nature of its operations, substantially all of the Company's securities positions are carried at market value based on quoted market prices.

2 - CLEARING AGREEMENT

In accordance with the Agreement, all of the Company's property held by the Broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the Broker.

The Company is required under the terms of the Agreement to maintain net capital of $150,000. The Company was in compliance at December 31, 2009.

3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Office equipment	$ 73,614
Furniture and fixtures	72,394
	146,008
Less: Accumulated depreciation	17,468
	$ 128,540

4 - REGULATORY NET CAPITAL REQUREMENT

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined. At December 31, 2009 the Company had net capital of $3,092,184 which exceeded requirements by $2,942,270. The ratio of aggregate indebtedness to net capital was .73 to 1.

5 - SECURITIES OWNED AND SHORT SALES

Marketable securities owned represent the Company's total inventory of long positions held with the Company's clearing organization. The marketable securities consisted of the following:

	Market value	Percent of Total
Obligations of U.S. Government	$ 200,499	6%
State and Municipal Obligations	1,093,406	31%
Corporate obligations and stocks	2,198,443	63%
	$ 3,492,348	100%

Short sales consist of foreign corporate obligation securities at market value. These fixed income marketable securities have a market value of $481,950 as of December 31, 2009.

6 - LEASES

The Company leases its office facilities under month-to-month and non-cancelable leases expiring September 30, 2010. For the year ended December 31, 2009, rent expense totaled $243,913.

Future minimum rental payments due through September 30, 2010 are $76,665.

7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

8 - RISKS AND UNCERTAINTIES

The Company invests in certain securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts report the balance sheet.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2009

SCHEDULE I

SECUREVEST FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

Computation of net capital		
Total stockholder's equity	$	3,709,831
Deductions and/or charges		
Non-allowable assets		
Prepaid and other assets		47,989
Property and equipment, net		128,540
Due from affiliates		6,662
Security deposit		57,913
Net capital before haircuts		3,468,727
Haircuts on securities positions		376,543
Net capital	$	3,092,184
Computation of aggregate indebtedness		
Accrued expenses		186,378
Commissions payable		2,062,337
Aggregate indebtedness	$	2,248,715
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	149,914
Minimum dollar requirement		100,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	149,914
Excess net capital	$	2,942,270
Excess net capital at 1000 percent	$	2,867,313
Ratio - Aggregate indebtedness to net capital		0.73 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009)		
Net capital, as reported in Company's Part II (unaudited) Focus report.	$	3,156,632
Increases (decreases) resulting from December 31, 2009 audit adjustments, net		(64,448)
Net capital, as included in this report	$	3,092,184

See notes to financial statements.

SECUREVEST FINANCIAL GROUP, INC.

SCHEDULE II

STATEMENT REGARDING SEC RULE 15c3-3

AS OF DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (ii) of that Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder of
Securevest Financial Group, Inc.

In planning and performing our audit of the financial statements of Securevest Financial Group, Inc. (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants
Marlton, New Jersey

February 26, 2010

SECUREVEST FINANCIAL GROUP, INC.
ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-26030

YEAR ENDED DECEMBER 31, 2009

AND

INDEPENDENT AUDITORS' REPORT

SECUREVEST FINANCIAL GROUP, INC.

SECURITIES INVESTOR PROTECTION CORPORATION
FORM SIPC-7T

SEC FILE NO. 8-26030

NINE MONTHS ENDED DECEMBER 31, 2009

F
FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the President
Securevest Financial Group, Inc.

In accordance with Rule 17a-5(e) (4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the nine months ended December 31, 2009, which were agreed to by Securevest Financial Group, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Securevest Financial Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Securevest Financial Group, Inc.'s management is responsible for Securevest Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine months ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the nine months ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

February 26, 2010

SECUREVEST FINANCIAL GROUP, INC.

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION NINE MONTHS ENDED DECEMBER 31, 2009

Period Covered	Date Paid	Amount
General assessment reconciliation for the period April 1, 2009 to December 31, 2009		$ 64,443.28
Payment schedule:		
SIPC-4 assessment	01/01/09	150.00
SIPC-6	08/12/09	340.00
SIPC-7T	02/26/10	63,953.28
Balance due		$ -